CUSIP No. 221492101              13D





                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 Cost U Less Inc
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    221492101
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                John D. Delafield
                            Delafield Hambrecht, Inc.
                          701 Fifth Avenue, Suite 3800
                                Seattle, WA 98104
                                 (206) 254-4100
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)




                                November 1, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

CUSIP No. 221492101              13D





-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Delafield Hambrecht, Inc.
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)   |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
       NUMBER OF                            0
        SHARES          ------------------------------------------------------
     BENEFICIALLY
       OWNED BY          8       SHARED VOTING POWER
         EACH                       155,383
      REPORTING          ------------------------------------------------------
        PERSON
                         9       SOLE DISPOSITIVE POWER
                                   0
                         ------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER
                                 155,383
                         ------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        155,383
-------------------------------------------------------------------------------

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.9%
-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        BD
-------------------------------------------------------------------------------

CUSIP No. 221492101                        13D


-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Delafield Hambrecht Partners, LLC
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)     |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------

NUMBER OF
 SHARES                     7       SOLE VOTING POWER
BENEFICIALLY                                 0
  OWNED BY                  ------------------------------------------
   EACH                     8       SHARED VOTING POWER
REPORTING                                    83,150
 PERSON                     -----------------------------------------
                            9       SOLE DISPOSITIVE POWER
                                             0
                            -----------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                             83,150
                            -----------------------------------------



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        83,150
-------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.1%
-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        OO
-------------------------------------------------------------------------------

CUSIP No. 221492101                        13D



-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Delafield Hambrecht Partners Fund, LP
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)    |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------

                            7       SOLE VOTING POWER
NUMBER OF                                    0
 SHARES                     --------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER
 OWNED BY                               80,000
  EACH                      --------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON                                       0
                            --------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                             80,000
                            ------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        80,000
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

CUSIP NO. 221492101                   13D


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Delafield Hambrecht Micro-Cap Value Fund, LP
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------

4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  |_|
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

    NUMBER OF                      7   SOLE VOTING POWER
     SHARES                                 0
  BENEFICIALLY                     --------------------------------------------
    OWNED BY
      EACH                         8   SHARED VOTING POWER
    REPORTING                               3,150
     PERSON                        --------------------------------------------

                                   9   SOLE DISPOSITIVE POWER
                                            0
                                   -------------------------------------------

                                   10  SHARED DISPOSITIVE POWER
                                            3,150
                                   --------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,150
-------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 0.1%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
-------------------------------------------------------------------------------

CUSIP No. 221492101                        13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        John D. Delafield
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS
        PF
-------------------------------------------------------------------------------

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)   |_|
-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------
     NUMBER OF                7       SOLE VOTING POWER
      SHARES                          45,000
   BENEFICIALLY               --------------------------------------------------
     OWNED BY
       EACH                   8       SHARED VOTING POWER
     REPORTING                        155,383
      PERSON                  --------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      45,000
                              -------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      155,383
                              -------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        200,383
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No. 221492101                        13D


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William N. Mathis
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)   |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
    NUMBER OF                      7       SOLE VOTING POWER
     SHARES                                112,233
  BENEFICIALLY                     ---------------------------------------------
    OWNED BY                       8       SHARED VOTING POWER
      EACH                                        0
    REPORTING                      --------------------------------------------
     PERSON                        9       SOLE DISPOSITIVE POWER
                                                  112,233
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                                     0
                                   ---------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        112,233
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No. 221492101           13D


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Colin M. Hutchinson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) x
--------------------------------------------------------------------------------

3       SEC USE ONLY
--------------------------------------------------------------------------------

4       SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)     |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------

    NUMBER OF                      7       SOLE VOTING POWER
     SHARES                                  5,300
  BENEFICIALLY                     --------------------------------------------
    OWNED BY                       8       SHARED VOTING POWER
      EACH                                   0
    REPORTING                      --------------------------------------------
     PERSON                        9       SOLE DISPOSITIVE POWER
                                             5,300
                                   --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                             0
                                   --------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,300
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No. 221492101                13D


ITEM 1. SECURITY AND ISSUER.

The class of the aforesaid reporting persons ("Holders") is shares of common stock of Cost U Less Inc (the "Company") whose principal executive offices are located at 3633 136th Place SE, Suite 110, Bellevue, WA 98006.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Delafield Hambrecht, Inc. ("DHI"), Delafield Hambrecht Partners, LLC ("DHP"), Delafield Hambrecht Partners Fund, LP ("DHPF"), Delafield Hambrecht Micro-Cap Value Fund, LP ("DHMV"), John D. Delafield, William N. Mathis, and Colin M. Hutchinson.

DHI is a Delaware corporation primarily engaged in providing investment banking services to companies located in the northwestern United States. DHI's principal executive offices are located at 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104. See Exhibit 1 for a schedule of DHI's directors and officers.

DHP is the General Partner of DHPF and DHMV. DHP is wholly owned by DHI. DHP's managing members include John D. Delafield and Andrew H. Lufkin. DHPF is managed by John D. Delafield. DHMV is managed by Andrew H. Lufkin.

Colin M. Hutchinson is a Vice President of Corporate Finance with DHI and is a citizen of the United States of America. Colin M. Hutchinson disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI.

William N. Mathis is an individual investor and is a citizen of the United States of America. William N. Mathis disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI and DHPF.

Together the aforesaid reporting persons are deemed to be the beneficial owners of an aggregate of 317,916 shares of the Common Stock of the Issuer (the Shares). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

During the last five years, no member of Holders has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

CUSIP No. 221492101                13D


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $2,021,602.31 was paid to acquire 317,916 shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The securities covered by this Schedule 13D were acquired by each of the Holders for investment purposes. Certain of the Holders have communicated with management and members of the Board of Directors regarding their belief that the shares of the Company are undervalued. In this regard the Holders have indicated an interest in holding additional discussions with the Board of Directors regarding, among other things, a possible acquisition of the Company by certain of the Holders.

The Holders, or any one of them, from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Holders will take such actions in the future as the Holders, or any one of them, may deem appropriate in light of the circumstances existing from time to time. If any such Holder believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's stock or otherwise, such Holder may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, a Holder may determine to dispose of some or all of the shares of Common Stock currently owned by such Holder or otherwise acquired by such Holders either in the open market or in privately negotiated transactions.

Except as otherwise disclosed in this Item 4, the Holders do not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of the Issuer or shares of the Issuer, the Holders, or any one of the them, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, or other third parties regarding such matters.

The Holders, or any one of them, reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following sets forth all purchases made by each of the Holders in the last sixty days:

DHI

CUSIP No. 221492101           13D


Trade Date            Number of Shares             Price
--------------------------------------------------------

10/24/05                3,900                      $6.0666
10/25/05                1,250                      $6.1517
10/26/05                1,500                      $6.2350
10/27/05                8,350                      $6.0546
10/31/05                1,667                      $5.8830
11/1/05                 5,000                      $5.9990
11/2/05                 6,666                      $6.0432
11/3/05                 1,800                      $6.1880
11/4/05                14,600                      $6.2433
11/7/05                25,000                      $6.2862
11/8/05                 2,500                      $6.1000


DHPF
Trade Date            Number of Shares             Price
--------------------------------------------------------

9/6/05                    900                      $6.5000
9/8/05                  9,100                      $6.2447
9/22/05                 1,690                      $6.0564
9/23/05                 5,535                      $6.0931
9/26/05                 1,272                      $6.1000
10/28/05                2,045                      $5.8500


John D. Delafield

Trade Date            Number of Shares             Price
--------------------------------------------------------

10/24/05              3,900                        $6.0660
10/25/05              1,250                        $6.1517
10/26/05              1,500                        $6.2350
10/27/05              3,750                        $6.0546
10/27/05              4,600                        $6.0546
10/31/05              1,667                        $5.8830
11/1/05               5,000                        $5.9990
11/2/05               6,666                        $6.0432
11/3/05               1,667                        $6.1880


William N. Mathis
Trade Date            Number of Shares             Price
--------------------------------------------------------

9/9/05                4,700                        $6.1481
9/12/05               5,300                        $6.1500
10/24/05              3,900                        $6.0666
10/25/05              1,250                        $6.1517
10/26/05              1,500                        $6.2350
10/27/05              8,350                        $6.0546
10/31/05              1,667                        $5.8830
11/1/05               5,000                        $5.9990
11/2/05               6,666                        $6.0432
11/3/05               1,800                        $6.1880
11/4/05              14,600                        $6.2433
11/7/05              25,000                        $6.2862
11/8/05               2,500                        $6.1000

CUSIP No. 221492101                SCHEDULE 13D

Colin M. Hutchinson
Trade Date           Number of Shares             Price
--------------------------------------------------------

11/3/05             1,800                        $6.1880
11/4/05             3,200                        $6.2420

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Joint filing agreement in Exhibit 2



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


--------------------------------------------------------------------
Date  11/9/5
--------------------------------------------------------------------
Signature
/s/ John D. Delafield
--------------------------------------------------------------------
John D. Delafield, Chairman & CEO


EXHIBIT 1

Schedule of DHI's officers and directors:
John D. Delafield, Chairman and Chief Executive Officer
Andrew H. Lufkin, Chief Financial Officer
Gordon A. Gardiner, Chief Operating Officer
William R. Hambrecht, Director
John Carleton, Director
The addresses for all of the above are 701 Fifth Avenue, Suite 3800, Seattle, WA 98104 All of DHI's officers and directors are citizens of the United States of America

CUSIP No. 221492101                13D

During the last five years, none of DHI's officers and directors has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

EXHIBIT 2

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: November 9, 2005

        /s/ John D. Delafield
        -------------------------
        Delafield Hambrecht, Inc.

        /s/ John D. Delafield
        ------------------------------
        Delafield Hambrecht Partners, LLC

        /s/ John D. Delafield
        -------------------------------------
        Delafield Hambrecht Partners Fund, LP

        /s/ John D. Delafield
        -----------------------------------
        Delafield Hambrecht Micro-Cap Value Fund, LP

        /s/ John D. Delafield
        --------------------------------------------
        John D. Delafield

        /s/ William N. Mathis
        -------------------------------------------
        William N. Mathis

        /s/ Colin M. Hutchinson
        -------------------------------------------
        Colin M. Hutchinson